SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Bluefly, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

096227103

(CUSIP number)

Jeffrey I. Martin, Esq.

152 West 57th Street, 23rd Floor

New York, NY 10019

(212) 751-6677

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on the following pages)

(Page 1 of 14 Pages)

CUSIP No. 096227103	13D	Page 2 of 14 pages

1.	NAMES OF REPORTING PERSONS Rho Ventures VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,823,529
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,823,529
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,823,529
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 35.9% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Assumes that there are 24,589,179 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, based on information provided by Bluefly, Inc.

CUSIP No. 096227103	13D	Page 3 of 14 pages

1.	NAMES OF REPORTING PERSONS Rho Capital Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,823,529
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,823,529
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,823,529
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 35.9% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Assumes that there are 24,589,179 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, based on information provided by Bluefly, Inc.

CUSIP No. 096227103	13D	Page 4 of 14 pages

1.	NAMES OF REPORTING PERSONS RMV VI, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,823,529
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,823,529
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,823,529
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 35.9% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Assumes that there are 24,589,179 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, based on information provided by Bluefly, Inc.

CUSIP No. 096227103	13D	Page 5 of 14 pages

1.	NAMES OF REPORTING PERSONS Joshua Ruch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa and United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,823,529
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,823,529
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,823,529
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 35.9% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Assumes that there are 24,589,179 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, based on information provided by Bluefly, Inc.

CUSIP No. 096227103	13D	Page 6 of 14 pages

1.	NAMES OF REPORTING PERSONS Habib Kairouz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada and United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,823,529
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,823,529
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,823,529
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 35.9% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Assumes that there are 24,589,179 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, based on information provided by Bluefly, Inc.

CUSIP No. 096227103	13D	Page 7 of 14 pages

1.	NAMES OF REPORTING PERSONS Mark Leschly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,823,529
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,823,529
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,823,529
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 35.9% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Assumes that there are 24,589,179 shares of common stock, par value $0.01 per share, of Bluefly, Inc. outstanding, based on information provided by Bluefly, Inc.

CUSIP No. 096227103	13D	Page 8 of 14 pages

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment No.1”) is being filed by Rho Capital Partners LLC, a Delaware limited liability company (“Rho Capital”), RMV VI, L.L.C., a Delaware limited liability company (“RMV”), Rho Ventures VI, L.P., a Delaware limited partnership (“Rho Ventures”), Joshua Ruch, Habib Kairouz and Mark Leschly (together, the “Reporting Persons”) and relates to their beneficial ownership of shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of Bluefly, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”).

ITEM 4.	Purpose of Transaction.

Securities Purchase Agreement

On December 21, 2009, Rho Ventures and the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which Rho Ventures agreed to acquire from the Issuer (i) 2,786,337 shares of Common Stock at a purchase price of $1.70 per share (the “Initial Shares”) at an initial closing on December 21, 2009 (the “Initial Closing”) and (ii) 6,037,192 shares of Common Stock at a purchase price of $1.70 per share (the “Remaining Shares”) at a second closing (the “Second Closing”) scheduled to occur no later than three trading days following the requisite approval (the “Stockholder Approval”) of the issuance of the Remaining Shares by the Issuer’s stockholders (the “Second Closing Date”). The Stockholder Approval occurred on February 23, 2010. The Second Closing occurred on February 25, 2010. The source of funds for the purchase at the Initial Closing and the Second Closing was the working capital of Rho Ventures.

Registration Rights Agreement

Shelf Registration Statement

In connection with the Purchase Agreement, Rho Ventures entered into a Registration Rights Agreement, dated December 21, 2009 (the “Registration Rights Agreement”), with the Issuer and the Existing Holders (as defined therein). The Registration Rights Agreement provides that the Issuer will file a “shelf” registration statement (the “Shelf Registration Statement”) covering the Shelf Registrable Securities (as defined in the Registration Rights Agreement), within 30 days following the Second Closing Date. Under the terms of the Registration Rights Agreement, the Issuer is obligated to maintain the effectiveness of the Shelf Registration Statement until all securities covered therein are sold or otherwise can be sold pursuant to Rule 144 without any restrictions. If the Issuer does not file the Shelf Registration Statement, or if the U.S. Securities and Exchange Commission does not declare the Shelf Registration Statement effective, by the deadlines set forth in the Registration Rights Agreement, the Issuer is required to issue Rho Ventures warrants to purchase shares of Common Stock in an amount equal to 1% of the fully diluted outstanding shares of Common Stock for each 30-day period following the applicable deadline until the Shelf Registration Statement is filed or declared effective, as applicable. The aggregate warrant issuances to Rho Ventures may not exceed 10% of the Issuer’s fully diluted outstanding Common Stock.

Piggy-Back Registration

Under the Registration Rights Agreement, if the Issuer registers any securities in an underwritten public offering, Rho Ventures and the Existing Holders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of such shares that may be registered.

CUSIP No. 096227103	13D	Page 9 of 14 pages

Demand Registration

The Registration Rights Agreement also provides that, at any time, subject to certain exceptions, Rho Ventures has the right to demand on no more than two occasions that the Issuer file a registration statement (a “Demand Registration Statement”) within 45 days, covering the offering and sale of the Demand Registrable Securities (as defined in the Registration Rights Agreement). The Issuer is not obligated to effect more than two Demand Registration Statements at the request of Rho Ventures, effect more than one Demand Registration Statement in any six month period or effect any Demand Registration Statement if the aggregate offering price is less than $10 million.

The Issuer may delay the filing of a Demand Registration Statement under specified conditions, such as for a period of time while the Issuer pursues an underwritten public offering if its board of directors deems it advisable to delay such filing. Such postponements cannot exceed 120 days from the date of the notice from the Issuer.

The Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to the Issuer’s performance of the Registration Rights Agreement. The Registration Rights Agreement contains customary cross-indemnification provisions. The registration rights granted under the Registration Rights Agreement have no expiration date.

Voting Agreement

In connection with the Purchase Agreement, Rho Ventures entered into an Amended and Restated Voting Agreement, dated December 21, 2009 (the “Voting Agreement”), with the Issuer and the Existing Stockholders (as defined in the Voting Agreement), pursuant to which Rho Ventures and the Existing Stockholders agreed to vote their shares of Common Stock to effect the restructuring of the Issuer’s board of directors (the “Board”) such that the Board shall consist of ten members consisting of three classes with staggered terms, as further specified in the Voting Agreement (the “Board Restructuring”). The Board Restructuring was approved on February 23, 2010 and was implemented on the Second Closing Date. In addition, pursuant to the Voting Agreement, (i) Rho Ventures has the right to designate two designees to serve on the Board and the Issuer agreed to cause such designees to be nominated for election at meetings of the stockholders called for the purpose of electing directors (or in connection with any written consent of stockholders in lieu thereof) and (ii) the Existing Stockholders have the right to designate an aggregate of four designees, as specified in the Voting Agreement. The Issuer also agreed in the Voting Agreement to appoint the designees of Rho Ventures and the Existing Stockholders to certain committees of the Board.

Under the Voting Agreement, Rho Ventures and the Existing Stockholders agreed that at any meeting or action by written consent of stockholders at which or pursuant to which directors of the Issuer are to be elected, Rho Ventures and such Existing Stockholders will vote all shares of the Issuer’s capital stock owned by them in favor of the designees of Rho Ventures and the designees of the Existing Stockholders. In addition, Rho Ventures agreed that, if Rho Ventures disposes of its capital stock of the Issuer such that Rho Ventures owns less than the greater of (i) 28% of the stock owned by Rho Ventures after the Initial Closing or, if applicable, the Second Closing, or (ii) the minimum amount required under Nasdaq rules to allow Rho Ventures to designate two of its allotted Board designees, then Rho Ventures must cause one director designated by Rho Ventures to resign from the Board. Rho Ventures also agreed that, if Rho Ventures disposes of its capital stock of the Issuer such that Rho Ventures owns less than the greater of (i) 14% of the stock owned by Rho Ventures after the Second Closing, or (ii) the minimum amount required under Nasdaq rules to allow Rho Ventures to designate one of its allotted Board designees, then Rho Ventures must cause each of the directors designated by Rho Ventures to resign from the Board. The Existing Stockholders agreed to similar restrictions with respect their Board designees.

CUSIP No. 096227103	13D	Page 10 of 14 pages

In addition, Rho Ventures and the Existing Stockholders are subject to “lock-up” provisions pursuant to which they may not, without the Issuer’s prior written consent, sell, hypothecate, pledge or otherwise transfer any shares of the Issuer’s capital stock, directly or indirectly, including through any derivative transaction, or publicly announce an intention thereof, which “lock-up” period with respect to Rho remains in effect until the one year anniversary of the date of the Initial Closing.

The foregoing descriptions of the Purchase Agreement, the Registration Rights Agreement and the Voting Agreement (collectively, the “Agreements”) do not purport to be complete and are qualified in their entirety by the terms of each such document, which are attached hereto as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by reference.

As a result of the arrangements described above, including, but not limited, to the Voting Agreement, the Reporting Persons and the Existing Stockholders may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists.

The Reporting Persons take no responsibility for any filings made by the Existing Stockholders or the completeness or accuracy of any information contained therein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Additional Disclosure

The Initial Shares reported herein were acquired solely for investment purposes. Rho Ventures does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Rho Ventures reserves the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer, including the Existing Stockholders, regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Common Stock held by such stockholders. Rho Ventures will continue to evaluate the business and prospects of the Issuer, and its present and future interest in, and intentions with respect to, the Issuer, and in connection therewith expects from time to time to consult with management and other stockholders of the Issuer.

Other than as described above and as set forth in the Agreements, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 096227103	13D	Page 11 of 14 pages

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) Rho Ventures may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to have sole power to direct the voting and disposition of 8,823,529 shares of Common Stock, representing approximately 35.9% of the 24,589,179 shares of Common Stock outstanding, based on information provided by the Issuer.

RMV, as the general partner of Rho Ventures, and Rho Capital, as the general partner of RMV, each may be deemed to have sole power to direct the voting and disposition of the 8,823,529 shares of Common Stock beneficially owned by Rho Ventures, representing approximately 35.9% of the 24,589,179 shares of Common Stock outstanding, based on information provided by the Issuer.

Joshua Ruch, as a managing member of Rho Capital, may be deemed to have sole power to direct the voting and disposition of the 8,823,529 shares of Common Stock beneficially owned by Rho Capital, representing approximately 35.9% of the 24,589,179 shares of Common Stock outstanding, based on information provided by the Issuer.

Habib Kairouz, as a managing member of Rho Capital, may be deemed to have sole power to direct the voting and disposition of the 8,823,529 shares of Common Stock beneficially owned by Rho Capital, representing approximately 35.9% of the 24,589,179 shares of Common Stock outstanding, based on information provided by the Issuer.

Mark Leschly, as a managing member of Rho Capital, may be deemed to have sole power to direct the voting and disposition of the 8,823,529 shares of Common Stock beneficially owned by Rho Capital, representing approximately 35.9% of the 24,589,179 shares of Common Stock outstanding, based on information provided by the Issuer.

Each of Messrs. Ruch, Kairouz and Leschly disclaim beneficial ownership of the shares of Common Stock beneficially owned by Rho Ventures, RMV and Rho Capital.

(c) Except as described in this Amendment No. 1, none of the Reporting Persons has effected any transaction in the securities of the Issuer in the last 60 days.

(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.

(e) Not Applicable.

CUSIP No. 096227103	13D	Page 12 of 14 pages

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended*

Exhibit 2:	Securities Purchase Agreement, between the Issuer and the Purchaser identified therein, dated December 21, 2009*

Exhibit 3:	Registration Rights Agreement, between the Issuer and the Investors identified therein, dated December 21, 2009*

Exhibit 4:	Amended and Restated Voting Agreement, between the Issuer and each of the Stockholders identified therein, dated December 21, 2009*

*	Incorporated by reference to the Schedule 13D filed by the Reporting Persons on December 28, 2009.

CUSIP No. 096227103	13D	Page 13 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 26th day of February, 2010.

RHO VENTURES VI, L.P.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin Authorized Signer

RHO CAPITAL PARTNERS, LLC

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin Authorized Signer

RMV VI, L.L.C.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin Authorized Signer

/s/ Joshua Ruch
Joshua Ruch

/s/ Habib Kairouz
Habib Kairouz

/s/ Mark Leschly
Mark Leschly

CUSIP No. 096227103	13D	Page 14 of 14 pages

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended*

Exhibit 2:	Securities Purchase Agreement, between the Issuer and the Purchaser identified therein, dated December 21, 2009*

Exhibit 3:	Registration Rights Agreement, between the Issuer and the Investors identified therein, dated December 21, 2009*

Exhibit 4:	Amended and Restated Voting Agreement, between the Issuer and each of the Stockholders identified therein, dated December 21, 2009*

*	Incorporated by reference to the Schedule 13D filed by the Reporting Persons on December 28, 2009.